SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 8)



                      HARRIS & HARRIS GROUP, INC.

                           (Name of Issuer)


                COMMON STOCK, par value $ .01 per share

                    (Title of Class of Securities)


                                413833104

                              (CUSIP Number)


                            Charles E. Harris
                        Harris & Harris Group, Inc.
                     One Rockefeller Plaza, Suite 1430
                        New York, New York 10020
                            (212) 332-3600

              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


October 3, 1997 (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box.     / /

Check the following box if a fee is being paid with the statement.     / /

Documents Incorporated by Reference: Schedule 13D dated April 13, 1984, as amended by Amendment No. 1 dated January 3, 1986, Amendment No. 2 dated January 10, 1986, Amendment No. 3 dated March 31, 1986, Amendment No. 4 dated May 9, 1986, Amendment No. 5 dated December 19, 1991, Amendment No. 6 dated November 17, 1993 and Amendment No. 7 dated December 23, 1993 (the "Original 13D").

                          Page 1 of 7 Pages

                        CUSIP NO. - 413833104


(1)       Name of reporting person  . . . . . . . Charles E. Harris
          S.S. or IRS No. of above person . . . . ###-##-####



(2)       Check the appropriate box if
          a member of a group                     ______________  (a)

                                                  _______________ (b)


(3)       SEC use only  . . . . . . . . . . . . .


(4)       Source of funds . . . . . . . . . . . .



(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)______________



(6)       Citizenship or place of organization  . United States



Number of shares beneficially owned by each reporting person with:

(7)       Sole voting power . . . . . . . . . . .      40,500 (1)
(8)       Shared voting power . . . . . . . . . .     108,985 (2)
(9)       Sole dispositive power  . . . . . . . .      40,500 (1)
(10)      Shared dispositive power  . . . . . . .     108,985 (2)

(1) Includes 32,000 stock options issued to Charles E. Harris as an officer of Harris & Harris Group.
(2) Includes 108,985 shares owned by the Susan T. and Charles E. Harris Foundation in which Susan T. and Charles E. Harris are named trustees. Voting and dispositive power are vested with the trustees.



(11)      Aggregate amount beneficially
          owned by each reporting person . . . . . . .  1,504,661(1,2,3)



(12)      Check if the aggregate amount in
          Row (11) excludes certain shares . . . . . . . .        X (3)

(3) Excludes 21,996 shares held by Susan T. Harris as custodian for Charles E. and Susan T. Harris's son.


(13)      Percent of class represented
          by amount in Row (11)  . . . . . . . . . . . .         14.2%


(14)      Type of reporting person  . . . . . . . . . ..          IND



                             Page 2 of 7

                        CUSIP NO. - 413833104


(1)       Name of reporting person  . . . . . . . . . .Susan T. Harris
          S.S. or IRS No. of above person  . . . . . . . . ###-##-####


(2)       Check the appropriate box
          if a member of a group  . . . . . . . . . .  _____________  (a)

                                  . . . . . . . . . .  _____________  (b)



(3)       SEC use only  . . . . . . . . . . . . .


(4)       Source of funds . . . . . . . . . . . .


(5)       Check if disclosure of legal proceedings
          is required pursuant to
          Items 2(d) or 2(e) . . . . . .               ______________


(6)       Citizenship or place of organization. . . . . United States

Number of shares beneficially owned by each reporting person with:

(7)       Sole voting power . . . . . . . . . . .  1,355,176
(8)       Shared voting power . . . . . . . . . .    108,985(2)
(9)       Sole dispositive power  . . . . . . . .  1,355,176
(10)      Shared dispositive power  . . . . . . .    108,985(2)


(11)      Aggregate amount beneficially
          owned by each reporting person  . . . .  1,504,661(1,2,3)


(12)      Check if the aggregate amount in
          Row (11) excludes certain shares . . . . . . .   X (3)


(13)      Percent of class represented
          by amount in Row (11)  . . . . . . . . . . . .   14.2%


(14)      Type of reporting person . . . . . . . . . . . .  IND


                             Page 3 of 7

Item 1.        Security and Issuer.

   The class of equity securities to which this statement relates is the common stock, par value $.01 per share, (the "Common Stock") of Harris & Harris Group, Inc., a New York Corporation (the "Company"). The address of the principal executive offices of the Company is One Rockefeller Plaza, Suite 1430, Rockefeller Center, New York, New York 10020.

Item 2.        Identity and Background.

   (a) The reporting persons are Charles E. Harris (Mr. Harris) and Susan T. Harris (Mrs. Harris).

   (b) Mr. Harris's business address is Harris & Harris Group, Inc. One Rockefeller Plaza, Suite 1430, New York, New York 10020. Mrs. Harris's business address is Analyst Communications, 140 East 58th Street, New York NY 10022.

   (c) Mr. Harris is Chairman and Chief Executive Officer of the Company. Mrs. Harris is self-employed as a financial public relations consultant.

   (d) Neither of the reporting persons has during the last five years been convicted in a criminal proceeding.

   (e) Mr. Harris and Mrs. Harris have not been and are not subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

   (f) Mr. Harris and Mrs. Harris are husband and wife and are citizens of the United States of America.

Item 3.        Sources and Amount of Funds of Other Consideration.

   Not applicable

Item 4.        Purpose of Transaction.

   On January 24, 1994, Mr. Harris gifted 1,000 shares of his Harris & Harris Group, Inc. stock.

   On June 30, 1995, Mr. Harris surrendered 97,700 shares of Harris & Harris Group, Inc. stock to the Company, in order for the Company to meet the withholding tax obligation on the Restricted Stock Award granted to Mr. Harris on June 30, 1992.

   On July 11, 1995, Mr. Harris exercised options to purchase 173,349 common shares of Harris & Harris Group, Inc. stock by exchanging 64,703 shares of Harris & Harris Group, Inc. owned by Mr. Harris.

   On September 30, 1997, Mr. Harris transferred 600,000 shares to Mrs.
Harris.

   On October 3, 1997, Mr. Harris exercised a warrant to purchase 237,605 common shares of Harris & Harris Group, Inc. stock by exchanging 145,316 shares of Harris & Harris Group, Inc. owned by Mr. Harris.

   On October 3, 1997, Mr. Harris transferred 250,444 shares of Harris & Harris Group, Inc.

                            Page 4 of 7
common stock to Mrs. Harris. He also renounced his power to vote and dispose with respect to all the shares owned by Mrs. Harris.

   Mr. and Mrs. Harris have neither bought nor sold company shares in the open market over the preceding sixty days.

Item 5.        Interest in Securities of the Issuer.

   Mr. Charles E. Harris and Mrs. Susan T. Harris, are the beneficial owners of 1,504,661 shares of common stock of Harris & Harris Group, Inc., (the "Common Stock") including; 108,985 shares owned by the Susan T. and Charles
E. Harris Foundation in which Susan T. and Charles E. Harris are named trustees (the power to vote and dispose of the shares is vested with the trustees); unexercised options granted to Mr. Harris to purchase 32,000 shares (at $5.375 per share) of such stock; and excluding 21,996 shares held by Mrs. Harris as custodian for Mr. and Mrs. Harris's son. Such shares represent 14.2% of the outstanding class of the Common Stock.

   Mr. Harris has sole power to vote and dispose of 40,500 shares of Common Stock (including his 32,000 option shares). Mrs. Harris has sole power to vote and dispose of 1,355,176 shares of Common Stock. Mr. and Mrs. Harris have shared power to vote and dispose of the 108,985 shares held by the Susan
T. and Charles E. Harris Foundation. Mrs. Harris has sole power to vote and dispose of 21,996 shares held by her as custodian for Mr. and Mrs. Harris's son.

   Mr. and Mrs. Harris make independent decisions with respect to the shares beneficially owned or controlled by them individually and specifically disclaim that they are members of a group.


Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

   The Employment Agreement by and between Harris & Harris Group, Inc. and Charles E. Harris dated August 15, 1990, as amended, is hereby incorporated by reference from the Company's Annual Report on Form 10-K (Exhibit 10(r)) for the year ended December 31, 1990, Form N-2 (Exhibit (10.2)) as filed with the Securities and Exchange Commission on October 29, 1992, Form N-2 (Exhibit (10.3)) as filed with the Securities and Exchange Commission on December 3, 1993 and the Form 10-K (Exhibit 10.4) for the year ended December 31, 1995.


Item 7.  Material to be Filed as Exhibits.

   None






                              Page 5 of 7

SIGNATURE

   After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 1997

                                           /s/
                                           _________________
                                           Charles E. Harris








































                                   Page 6 of 7

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 1997





                                                    /s/
                                                    _______________
                                                    Susan T. Harris

Exhibit 1

   The undersigned, Charles E. Harris and Susan T. Harris, hereby agree to file jointly this 13D and all amendments, with respect to the common stock of Harris & Harris Group, Inc., but disclaim that they are a group.


October 12, 1997

                                                 /s/
                                                 _________________
                                                 Charles E. Harris





                                                /s/
                                                _________________
                                                Susan T. Harris